                                    FORM 8-A


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              THE FIRST YEARS INC.
                         -------------------------------
             (Exact name of registrant as specified in its charter)



               MASSACHUSETTS                            04-2149581
 ----------------------------------------    ---------------------------------
 (State of incorporation or organization)    (IRS Employer Identification No.)



                      ONE KIDDIE DRIVE, AVON, MA 02322-1171
                      -------------------------------------
               (Address of principal executive offices) (Zip Code)


     Securities to be registered pursuant to Section 12(b) of the Act: NONE


        Title of each class             Name of each exchange on which
        to be so registered             each class is to be registered
        -------------------             ------------------------------



     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]

     Securities Act registration statement file number to which this form relates: 0-7024


     Securities to be registered pursuant to Section 12(g) of the Act:


                          COMMON STOCK PURCHASE RIGHTS
                          ----------------------------
                                (Title of Class)

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     On November 19, 2001, The First Years Inc. (the "Company") declared a dividend of one common stock purchase right (a "Right") for every outstanding share of the Company's common stock, $0.10 par value per share (the "Common Stock"). The Right will be distributed on or about November 30, 2001 to shareholders of record as of the close of business on November 30, 2001 (the "Dividend Record Date"). The terms of the Rights are set forth in a Common Stock Rights Agreement (the "Rights Agreement") between the Company and EquiServe Trust Company, N.A., as rights agent (the "Rights Agent"). The Rights Agreement provides for the issuance of one Right for every share of Common Stock issued and outstanding on the Dividend Record Date and for each share of Common Stock which is issued after that date and prior to the Distribution Date (as defined below).

     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement or disclosure that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) 10 business days following the commencement of a tender offer or exchange offer that may result in a person, entity or group becoming an Acquiring Person.

     Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding, even without such notation, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on November 19, 2006, unless earlier redeemed by the Company as described below (such date upon which Rights are no longer exercisable is hereinafter referred to as the "Expiration Date").

     As soon as practicable after the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Rights Certificates alone will represent the Rights. Rights shall be issued in respect of all shares of Common Stock that are issued (whether originally issued or from the Company's treasury) after the Record Date but prior to the earlier of the Distribution Date or the Expiration Date.

     At any time following the Distribution Date, if (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, (ii) a person, entity or group becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock which the Board determines to be fair to, and otherwise in the best interests of, the Company and its shareholders), (iii) an Acquiring Person engages in one or more "self-dealing" transactions as described in the Rights Agreement, or
(iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), each holder of a Right will thereafter have the right to acquire, upon exercise, that number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value of two times the exercise price of the Right. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as described below. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or under certain circumstances specified in the Rights Agreement were, beneficially owned


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by an Acquiring Person will be null and void. The events set forth in this paragraph are referred to as "Section 11(a)(ii) Events."

     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer determined by the Board of Directors to be fair as described in clause (ii) of the preceding paragraph), or (ii) more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right, upon exercise, to acquire that number of shares of common stock of the acquiring company having a market value of two times the exercise price of the Right.

     At any time after the occurrence of a Section 11(a)(ii) Event, the Board may exchange the Rights (other than Rights owned by an Acquiring Person), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment) unless an Acquiring Person obtains 50% or more of the Company's Common Stock.

     The exercise price of the Rights, and the number of shares of the common stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for shares of the Common Stock or convertible securities at less than the current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding cash dividends paid out of the earnings or retained earnings of the Company and certain other distributions) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the exercise price of the Rights will be required until cumulative adjustments equal at least 1% of such price. The Company is not obligated to issue fractional shares of any securities upon the exercise or the Rights. Rather, at the election of the Company an adjustment in cash may be made based on the market price of such securities on the list trading date prior to the date of exercise.

     In general, the Company may redeem the Rights in whole, but not in part, at any time until ten days following the Stock Acquisition Date, at a price of $0.10 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.10 per Right redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as described above.

     Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After such event, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding title or interests of any Acquiring Person), or to change any time period for redemption or any other time period under the Rights Agreement.

     The Rights Agreement, dated as of November 19, 2001 between the Company and EquiServe Trust Company, N.A., as rights agent, specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.


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


ITEM 2.  EXHIBITS.


Exhibit
Number         Description of Exhibit
-------        ----------------------
4.1            Rights Agreement, dated as of November 19, 2001, between The
               First Years Inc. and EquiServe Trust Company, N.A., as rights agent, which includes the form of Rights Certificate as Exhibit A and the Summary of Common Stock Purchase Rights as Exhibit B.
               Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until as soon as practicable after the
               earliest of the tenth business day after public announcement or disclosure that a person or group has acquired beneficial
               ownership of fifteen percent (15%) or more of the Registrant's common stock, $0.10 par value per share ("Common Stock") or the tenth business day (or such later date as may be determined by action of the Board of Directors) after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of fifteen percent (15%) or more of the Common Stock.



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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                         THE FIRST YEARS, INC.

                                         By:   /s/ John R. Beals
                                             -----------------------------------
                                             John R. Beals
                                             Senior Vice President, Chief
                                             Financial Officer and Treasurer


                                         Date: November 20, 2001



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                                  EXHIBIT INDEX

Exhibit No.    Description
-----------    -----------
4.1            Rights Agreement, dated as of November 19, 2001, between The
               First Years Inc. and EquiServe Trust Company, N.A., as rights agent, which includes the form of Rights Certificate as Exhibit A and the Summary of Common Stock Purchase Rights as Exhibit B.
               Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until as soon as practicable after the
               earliest of the tenth business day after public announcement or disclosure that a person or group has acquired beneficial
               ownership of fifteen percent (15%) or more of the Registrant's common stock, $0.10 par value per share ("Common Stock") or the tenth business day (or such later date as may be determined by action of the Board of Directors) after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of fifteen percent (15%) or more of the Common Stock.


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